UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange of 1934

(Amendment No. 6)*

Teléfonos de México S.A.B. de C.V.

(Name of Issuer)

L Shares, without par value

A Shares, without par value

American Depositary Shares each representing 20 L Shares

American Depository Shares each representing 20 A Shares

(Title of Class of Securities)

No CUSIP for the L Shares

No CUSIP for the A Shares

The CUSIP for the American Depositary Shares representing L Shares is 879403780

The CUSIP for the American Depositary Shares representing A Shares is 879403400

(CUSIP Number)

Wayne A. Wirtz, Esq.

AT&T Inc.

208 S. Akard St.

Dallas, Texas 75202

Telephone Number: 210-821-4105

Wayne A. Wirtz, Esq.

AT&T International, Inc.

208 S. Akard St.

Dallas, Texas 75202

Telephone Number: 210-821-4105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: For the L Shares, none. For the A Shares, none. For the American Depositary Shares representing L shares, 879403780. For the American Depositary Shares representing A shares, 879403400.

1.	Name of reporting person AT&T Inc. (formerly known as SBC Communications Inc.)
2.	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0 A Shares and 0 L Shares[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0 A Shares and 0 L Shares[1]
11.	Aggregate amount beneficially owned by each reporting person 0 A Shares and 0 L Shares[1]
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.0% of A Shares and 0.0% of L Shares[1]
14.	Type of reporting person HC

[1]

On November 14, 2011, the date on which America Móvil, S.A.B. de C.V. (“AMX”) became irrevocably bound to acquire equity securities of the Issuer under the Mexican Offer (as such term is used in the Schedule TO filed by AMX on October 11, 2011), the Reporting Persons ceased to have beneficial ownership of more than 5% of any class of outstanding equity securities of the Issuer. All of the Reporting Persons’ shares were tendered prior to the termination of the Mexican Offer on November 11, 2011.

CUSIP No.: For the L Shares, none. For the A Shares, none. For the American Depositary Shares representing L shares, 879403780. For the American Depositary Shares representing A shares, 879403400.

1.	Name of reporting person AT&T International, Inc. (formerly known as SBC International, Inc.)
2.	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0 A Shares and 0 L Shares[2]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0 A Shares and 0 L Shares[2]
11.	Aggregate amount beneficially owned by each reporting person 0 A Shares and 0 L Shares[2]
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.0% of A Shares and 0.0% of L Shares[2]
14.	Type of reporting person CO

[2]

On November 14, 2011, the date on which AMX became irrevocably bound to acquire equity securities of the Issuer under the Mexican Offer (as such term is used in the Schedule TO filed by AMX on October 11, 2011), the Reporting Persons ceased to have beneficial ownership of more than 5% of any class of outstanding equity securities of the Issuer. All of the Reporting Persons’ shares were tendered prior to the termination of the Mexican Offer on November 11, 2011.

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “Commission”) on June 20, 2008 by AT&T Inc. (“AT&T”) and AT&T International, Inc. (“AT&TI” and, together with AT&T, the “Reporting Persons”), as amended and supplemented through Amendment No. 5 thereto (as so amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Original 13D.

The Reporting Persons are filing this Amendment because they have tendered their shares of the Issuer as further described herein. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following language to the end thereof:

On October 11, 2011, America Móvil S.A.B. de C.V. (“AMX”) filed a Schedule TO and related Offer to Purchase (the “Offer to Purchase”), pursuant to AMX’s previously-declared intention to purchase all outstanding shares of the Issuer not already owned, direclty or indireclty, by AMX.

The Reporting Persons have tendered all of the shares owned by them as of the date hereof, subject to the terms and conditions of the Mexican Offer (as described in the Offer to Purchase), at a purchase price equal to 10.50 Mexican Pesos per share.

On November 14, 2011, the date on which AMX became irrevocably bound to acquire equity securities of the Issuer under the Mexican Offer, the Reporting Persons ceased to beneficially own more than 5% of the equity securities of any class of the Issuer. Additionally, on November 4, the Reporting Persons entered into a Consent, Waiver and Termination with CGT, whereby each of CGT and the Reporting Persons agreed to terminate the Shareholders Agreement between them, which is to be effective on the liquidation date of the Mexican Offer (as described in the Consent Waiver and Termination with CGT).

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Ater giving effect to the transactions described in the Offer to Purchase, AT&T and AT&TI have sold 1,525,206,834 L Shares since the filing of Amendment No.5, at a purchase price equal to 10.50 Mexican Pesos per share. None of the Reporting Persons is beneficial owner of any equity securities of the Issuer previously reported in the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 4 with respect to the Offer to Purchase is incorporated in this Item 6 by reference.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 6 to Schedule 13D is true, complete and correct.

Dated: November 14, 2011

AT&T Inc.

By:	/s/ Jonathan P. Klug
Name: Jonathan P. Klug
Title: Senior Vice President and Treasurer

AT&T International, Inc.

By:	/s/ Jonathan P. Klug
Name: Jonathan P. Klug
Title: Senior Vice President and Treasurer